FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Press release regarding first quarter 2010 Results.

Press Release
Banco Santander net profit rises 6%
to EUR 2.215 billion in the first quarter
•
Growth in revenues of 11% significantly exceeded the increase in costs of 7%. Excluding acquisitions and exchange rate effects, revenues grew by 3% while costs fell 0.3%. The quarterly profit excludes extraordinary gains from the sale of assets.

•	The Group continued to progress in its geographical diversification with Continental Europe contributing 47% of Group profit; Latin America, 35%; the U.K. 16% and Sovereign (U.S.) contributing 2%.
•	A strong increase in deposits (up 13%) and active management of debt issues (EUR 15,000 million) provide coverage of liquidity needs for nearly two years, taking into account expected growth in loans.
•	Deposits grew 13% while loans fell 0.3%.
•	Continental Europe registered attributable profit of EUR 1,369 million, up 5%. Loans decreased by 3% while deposits grew by 20%.
•	In Latin America, attributable profit stood at $1,409 million (up 22%) or EUR 1,019 million (up 15%). Loans increased 2% and deposits 3% in euros.
•	Brazil contributed 21% of Group profit with a record EUR 603 million in three months, an increase of 38%.
•	Attributable profit in the U.K. totalled £426 million (up 15%) or EUR 480 million (up 17%) with loans growing by 4% and deposits by 14% in euros.
•	Sovereign registered a profit of EUR 69 million, its second consecutive quarter of positive results.
•	New NPLs fell for a fourth consecutive quarter from a peak of EUR 5,290 million in the first quarter of 2009 to EUR 3,423 million this year.
•	The non-performing loan ratio was 3.34% and the coverage rate was 74%. The non-performing loan ratio of the businesses in Spain stood at 3.59%, well below the sector average of 5.37%.
•	The efficiency ratio stands at 41.5%, improving 1.5 point from the year before. The U.K. and Brazil have consolidated below 40% and Sovereign improved from 74.5% to 44% in one year.
•	The capital ratios underline Banco Santander’s solvency, with a Tier I ratio of 10.3% and core capital of 8.8%, compared to 8.9% and 7.3%, respectively, the previous year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, April 29th, 2010 — Banco Santander registered net attributable profit of EUR 2,215 million in the first quarter of 2010, an increase of 6% from a year earlier. Banco Santander Chairman Emilio Botín said: “Santander is demonstrating the benefits of being a diversified bank, both in terms of geography and business lines. Despite reduced economic growth, we have maintained our ability to generate recurrent profit and have improved our liquidity, efficiency and solvency.”
The quarter’s income statement reflects that the Group’s management priorities of improving business margins and reducing costs bore fruit and, together with the reduced growth in provisions, delivered growth in quarter profit. This was done while enhancing the quality of the balance sheet both on the reserves side and the improvement of the Group’s liquidity, together with a strengthening of the solvency ratios.
The Group’s main strategy is to grow deposits with a distinct focus in mature (Europe) and emerging markets (Latin America). In mature markets, the Group is giving priority to growing its market share, while profitability is the main goal in emerging markets. Performance in lending activity has been determined by poor market conditions. In Spain, the bank continues to grow its market share in ICO loans, which currently exceeds 30%.
Results
Banco Santander’s businesses, which focus on ten main markets, are growing revenues at a pace of 11% compared to a 7% increase in costs. On a like-for-like basis, excluding the exchange rate effect and the change in the Group’s perimeter, revenues grew by 3% and costs fell slightly. The main changes to the perimeter are the full consolidation of Sovereign (accounted for by the equity method until January 2009) and the sale of Banco de Venezuela in July 2009.
This performance allowed Santander to continue to improve in terms of efficiency, which stood at 41.5% at the end of the quarter, improving 1.5 point from a year earlier. Sovereign showed the best improvement, going from 74.5% in the first quarter of 2009 to 44% this year. The U.K. and Brazil consolidated their efficiency ratio below the 40% mark. The U.K’s stood at 38.4%, improving 3.7 points, while Brazil’s came to 36.4%, improving 1.8 point.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Net operating margin amounted to EUR 5,997 million (up 14%). Provisions for bad loans amounted to EUR 2,436 million, increasing 10%, growing at a much lower pace than in 2009 when provisions grew 44% in the full year with growth exceeding 60% in certain quarters.
The slowing rate of growth in provisions for bad loans reflects slower growth in non-performing loans. New NPLs fell for a fourth consecutive quarter from EUR 5,290 million in the first quarter of 2009 to EUR 3,423 million in the same period of this year. The NPL rate was 3.34% at the end of March, up 0.10 point from the previous quarter, the lowest increase in the last six quarters. Reserves provide coverage for 74% of bad loans.
Banco Santander’s NPL and coverage ratios are substantially better than those of its competitors in all its main markets. In Spain, NPLs came to 3.59% compared to an average of 5.37% of banks and cajas in February. Similar differentials can be seen in the U.K. and Latin America. At the end of March 2010, Santander’s loan-loss allowances came to EUR 18,898 million, of which EUR 12,219 million were specific provisions and EUR 6,679 million generic.
The slowing rate of provisions allowed attributable net profit to increase 6% to EUR 2,215 million in the first quarter. By geographic areas, Continental Europe generated attributable profit of EUR 1,369 million (up 5%), with the main unit, the Santander branch network, contributing EUR 500 million (down 8%). U.K. profit increased 14% in pounds to £426 million, which came to an increase in euros of 17% to EUR 480 million. Profit in Latin America in dollars, its operating currency, rose 22% in dollars to $1,409 million or 15% in euros to EUR 1,019 million. Brazil, with earnings of EUR 603 million (up 38%) made the largest contribution, followed by Mexico, with EUR 146 million (up 32%) and Chile, with EUR 134 million (up 15%).
Some 47% of Grupo Santander’s profit was generated by units in Continental Europe, 35% in Latin America (21% from Brazil and 14% from the rest of the region), 16% in the U.K. and 2% in Sovereign (U.S.) which earned EUR 69 million in the quarter compared to EUR 20 million loss in the same period of 2009. The Group has two units which are generating profits of EUR 500 million per quarter, the Santander branch network in Spain and the U.K., while Brazil exceeds EUR 600 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Business
Growth continued to be more focused on deposits than loans, whose growth was affected by lower demand resulting from the global crisis. Deposits grew by 13% and loans remained flat.
The increase in deposits and active management of debt issues (EUR 15,000 million) provide coverage of liquidity needs for nearly two years, taking into account expected growth in loans.
Banco Santander ended March, 2010, with managed funds of EUR 1.284 trillion, an increase of 4%. Of this amount, EUR 1.142 trillion were on-balance, an increase of 2%.
Santander’s outstanding loans came to EUR 683,149 million at the close of the first quarter, a decrease of just 0.3 percentage point. In Continental Europe, customer lending came to EUR 321,030 million, a decline of 3%. In Spain, the Santander branch network and Banesto fell by 5%, affected by lower demand. In Portugal, lending fell by 0.3 point. Santander Consumer increased lending by 1%.
In Latin America, loan volume was EUR 102,150 million, an increase of 2% in euros. In local currencies, Brazil fell by 5%, Mexico by 9%, affected by declines in the cards business, and Chile was flat.
The U.K. closed the quarter with loan volume of EUR 220,335 million, an increase of 4% in euros and a decline of 1% in sterling. Mortgage lending rose by 5%, bringing the portfolio to £161,900 million. The Group’s market share was 20% of gross new mortgage lending.
In savings, customer funds under management rose by 6% to EUR 931,699 million at the end of March. Customer deposits (excluding repos), which are at the core of the Group’s strategy, grew by 13% while investment funds and pensions grew by 24% and 6%, respectively.
Customer deposits in Continental Europe rose 20% to EUR 210,851 million. In Spain, which accounts for three of every four euros of deposits in this area, the Santander branch network and Banesto both increased deposits by 18%. In Portugal, deposits grew by 9%. Santander Consumer Finance increased deposits by 45%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Deposits in Latin America rose by 3% even after the sale of Banco de Venezuela, to EUR 115,979 million. In local currencies, deposits grew by 3% in Brazil and 9% in Mexico, while Chile declined 4%.
In the U.K., deposits were EUR 168,649 million, an increase of 14% in euros and 9% in sterling.
At the close of March, Continental Europe accounted for 47% of lending (with 34% in Spain) and 40% of funds (31% from Spain); the U.K. 32% and 30%, respectively, Latin America 15% of lending and 24% of funds (14% from Brazil) and Sovereign (US) 6% for both items.
The share and the dividend
Banco Santander’s eligible capital at the close of 2010’s first quarter came to EUR 79,573 million, with a surplus of EUR 34,169 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.0%, Tier I to 10.3% and core capital to 8.8%. These ratios make Santander one of the most solvent banks in the world, without having received government aid in any of the markets in which it operates. The Group generated organically 0.2 point of core capital in the quarter, after distributing dividends.
On May 1, the Bank will pay the fourth and final dividend against 2009 results, for 0.22 euro a share, bringing the total dividend against that year’s results to 0.60 euro a share. This represents a decline of 7.8%, owing to the 32% increase in the number of shares outstanding, due largely to the capital increase carried out in November, 2008. For the year 2009, Santander’s total dividend layout was EUR 4,919 million, up 2% from 2008, the largest dividend payout by any global financial institution in the world.
The Santander share ended March 2010 at EUR 9.84 up 90% from a year earlier but down 15% on the year. At this level, Santander’s market value exceeds EUR 80,000 million, placing it among the nine top banks in the world and making it the largest company in Spain.
At the close of the first quarter, Santander had 3,094,403 shareholders. Total employment in the Group at the end of March was 169,924, serving more than 90 million customers in 13,682 branches, making Santander the international financial group with the most shareholders and the largest branch network.
For more information, see: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	Q1 ’10	Q1 ’09	Amount	%	2009

Balance sheet (million euros)
Total assets	1,142,360	1,115,365	26,995	2.4	1,110,529
Net customer loans	683,149	685,497	(2,348)	(0.3)	682,551
Customer funds under management	931,699	874,989	56,710	6.5	900,057
Shareholders’ equity	71,977	66,731	5,246	7.9	70,006
Total managed funds	1,284,065	1,231,660	52,405	4.3	1,245,420

Income statement (million euros)
Net interest income	7,122	6,039	1,083	17.9	26,299
Gross income	10,260	9,221	1,039	11.3	39,381
Net operating income	5,997	5,254	743	14.1	22,960
Profit from continuing operations	2,439	2,128	311	14.6	9,427
Attributable profit to the Group	2,215	2,096	119	5.7	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.2553	0.2472	0.0081	3.3	1.0454
Diluted EPS (euro)	0.2537	0.2460	0.0077	3.1	1.0382
ROE	12.94	13.25			13.90
ROA	0.86	0.82			0.86
RoRWA	1.72	1.68			1.74
Efficiency ratio (with amortisations)	41.5	43.0			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.8	7.3			8.6
Tier I	10.3	8.9			10.1
BIS ratio	14.0	13.5			14.2
NPL ratio	3.34	2.49			3.24
NPL coverage	74	80			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.840	5.190	4.650	89.6	11.550
Market capitalisation (million euros)	80,972	42,328	38,644	91.3	95,043
Book value (euro)	8.28	7.83			8.04
Price / Book value (X)	1.19	0.66			1.44
P/E ratio (X)	9.64	5.25			11.05

Other data
Number of shareholders	3,094,403	3,195,622	(101,219)	(3.2)	3,062,633
Number of employees	169,924	181,166	(11,242)	(6.2)	169,460
Continental Europe	50,206	51,186	(980)	(1.9)	49,870
o/w: Spain	33,253	33,932	(679)	(2.0)	33,262
United Kingdom	22,836	23,495	(659)	(2.8)	22,949
Latin America	86,576	94,633	(8,057)	(8.5)	85,974
Sovereign	8,503	10,175	(1,672)	(16.4)	8,847
Corporate Activities	1,803	1,677	126	7.5	1,820
Number of branches	13,682	14,196	(514)	(3.6)	13,660
Continental Europe	5,875	6,062	(187)	(3.1)	5,871
o/w: Spain	4,866	4,995	(129)	(2.6)	4,865
United Kingdom	1,328	1,328	—	—	1,322
Latin America	5,757	6,056	(299)	(4.9)	5,745
Sovereign	722	750	(28)	(3.7)	722

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

		Net Operate income			Attributable profit to the Group
			Variation				Variation
	Q1 ’10	Q1 ’09	Amount	%	Q1 ’10	Q1 ’09	Amount	%
Income statement (million euros)
Continental Europe	2,699	2,605	95	3.6	1,369	1,302	67	5.1

o/w: Santander Branch Network	830	857	(27)	(3.2)	500	545	(45)	(8.2)
Banesto	384	378	7	1.8	203	203	0	0.2
Santander Consumer Finance	786	744	42	5.7	189	155	35	22.3
Portugal	192	197	(5)	(2.7)	137	144	(7)	(4.9)

United Kingdom	892	756	136	18.0	480	409	71	17.2

Latin America	2,983	2,545	439	17.3	1,019	890	130	14.6

o/w: Brazil	2,060	1,573	487	30.9	603	436	167	38.2
Mexico	368	402	(34)	(8.5)	146	111	35	31.8
Chile	316	303	12	4.1	134	117	17	14.7

Sovereign	279	65	213	326.0	69	(20)	89	—

Operating areas	6,853	5,970	883	14.8	2,937	2,581	356	13.8

Corporate Activities	(856)	(716)	(140)	19.5	(722)	(485)	(237)	48.8

Total Group	5,997	5,254	743	14.1	2,215	2,096	119	5.7

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	Q1 ’10	Q1 ’09	Q1 ’10	Q1 ’09	31.03.10	31.03.09	31.03.10	31.03.09
Ratios (%)
Continental Europe	35.5	36.0	20.07	19.71	3.72	2.73	76	81

o/w: Santander Branch Network *	38.3	37.8	27.88	27.91	4.65	3.14	59	61
Banesto	40.1	40.5	18.17	18.89	3.13	1.96	61	85
Santander Consumer Finance	27.1	27.4	10.13	10.35	5.12	4.64	108	89
Portugal	40.1	39.9	22.60	25.34	2.32	1.87	64	71

United Kingdom	38.4	42.1	29.01	28.76	1.87	1.25	40	56

Latin America	37.3	37.7	20.36	23.40	4.18	3.27	107	107

o/w: Brazil	36.4	38.2	20.76	24.68	5.04	3.86	100	107
Mexico	36.5	33.3	19.87	16.20	1.86	2.80	268	128
Chile	33.9	31.9	23.64	25.16	3.36	3.05	99	95

Sovereign	44.0	74.5	11.61		5.14	3.98	64	66

Operating areas	37.1	38.6	20.86	21.63	3.32	2.45	75	81

Total Group	41.5	43.0	12.94	13.25	3.34	2.49	74	80

(1)	With amortizations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2010 stood at 3.61% (2.35% in March 2009) and NPL coverage was 66% (78% in Marc)

	Employees		Branches
	31.03.10	31.03.09	31.03.10	31.03.09
Operating means
Continental Europe	50,206	51,186	5,875	6,062

o/w: Santander Branch Network	18,761	19,035	2,935	2,933
Banesto	9,738	10,283	1,772	1,888
Santander Consumer Finance	9,931	9,929	313	378
Portugal	6,238	6,567	763	770

United Kingdom	22,836	23,495	1,328	1,328

Latin America*	86,576	94,633	5,757	6,056

o/w: Brazil	51,429	52,088	3,587	3,601
Mexico	12,437	13,635	1,095	1,106
Chile	11,753	12,059	498	501

Sovereign	8,503	10,175	722	750

Operating areas	168,121	179,489	13,682	14,196

Corporate Activities	1,803	1,677

Total Group	169,924	181,166	13,682	14,196

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 3, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President